FREE WRITING PROSPECTUS

Filed pursuant to Rule 433

Registration Statement No.

333-263203

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO AUSTRALIA, CANADA, HONG KONG OR SINGAPORE OR ANY OTHER JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION WOULD BE UNLAWFUL OR WOULD REQUIRE ADDITIONAL DOCUMENTS TO BE PREPARED OR REGISTERED OR REQUIRE ANY OTHER ACTIONS TO BE TAKEN, IN ADDITION TO THE REQUIREMENTS UNDER SWEDISH LAW. PLEASE REFER TO “IMPORTANT INFORMATION” AT THE END OF THIS PRESS RELEASE.

Millicom (TIGO)’s rights offering fully subscribed

Luxembourg, June 17, 2022 – On May 18, 2022, Millicom International Cellular S.A. (“Millicom” or the “Company”) announced that its Board of Directors resolved on a rights offering (the “Rights Offering”), in accordance with the authorization provided for in the Company’s articles of association. The result of the Rights Offering shows that 68,822,675 shares, including those represented by Swedish Depositary Receipts (“SDRs”), have been subscribed for by the exercise of basic subscription rights. The remaining 1,534,413 shares, including those represented by SDRs, have been allotted to those investors who have subscribed for them pursuant to oversubscription privileges. The Rights Offering was thus fully subscribed, and Millicom will receive proceeds amounting to approximately $7461 million before deducting underwriting commissions and other offering expenses.

Summary of the outcome of the Rights Offering:

The shares were offered in the Rights Offering at a subscription price of $10.61 for shares and SEK 106 for SDRs. 68,822,675 shares/SDRs (corresponding to 97.8 percent of the Rights Offering) were subscribed for by exercise of basic subscription rights. In addition, application for subscription of 54,505,285 shares/SDRs (corresponding to 77.5 percent of the Rights Offering) without exercise of subscription rights (including pursuant to oversubscription privileges) were submitted during the subscription period. The Rights Offering was thus oversubscribed by 75.3 percent.

Millicom intends to use the net proceeds to repay the $350 million outstanding principal amount of the bridge loan that financed the acquisition of the remaining 45% equity stake in the Company’s joint venture business in Guatemala (“Tigo Guatemala”), and the excess proceeds will be used for general corporate purposes, which may include the repayment of debt, liabilities or other obligations. Millicom’s management will retain broad discretion in the allocation of the net proceeds of the Rights Offering used for general corporate purposes. The precise amounts and timing of the use of the remaining net proceeds will depend upon market conditions and the availability of other funds, among other factors.

1 Based on the SEK-U.S. dollar exchange rate published by the Swedish Central Bank on May 17, 2022.

Allotment of shares/SDRs and payment for SDRs subscribed for without subscription rights:

An allotment of a total of 1,534,413 shares/SDRs that have been subscribed for pursuant to oversubscription privileges has been made in accordance with the allocation principles resolved upon by the Board of Directors and described in the prospectus supplement filed with the U.S. Securities and Exchange Commission (“SEC”) on May 18, 2022 and the Swedish prospectus approved by the Swedish Financial Supervisory Authority (Sw. Finansinspektionen) on May 20, 2022. Contract notes for the allotment of SDRs subscribed for without subscription rights will be distributed on June 17, 2022. Only those who have been allotted SDRs will be notified. Payment for SDRs subscribed for pursuant to oversubscription privileges shall be made in cash in accordance with the instructions on the contract note no later than on June 23, 2022.

Those who have subscribed for SDRs through a nominee will receive a notice of allotment, and shall pay for any allotted SDRs, in accordance with the instructions and procedures of their respective nominees.

Trading in paid subscribed SDRs (SDB P1) and the new SDRs:

Those who have subscribed for SDRs by exercise of subscription rights will initially receive paid subscribed SDRs (“SDB P1”). Trading in SDB P1 on Nasdaq Stockholm will continue until and including June 22, 2022. The reclassification of SDB P1 into SDRs is expected to take place on or around June 29, 2022, and trading in the new SDRs on Nasdaq Stockholm is expected to commence on or around June 29, 2022.

Changes in Millicom’s share capital and the number of shares and votes:

As a result of the Rights Offering, Millicom’s share capital will increase by $105,535,632.00 to $258,144,457.50 from $152,608,825.50, and the total number of shares and votes will increase from 101,739,217 shares to 172,096,305 shares. To avoid doubt, the formal issuance by Millicom of the 70,357,088 shares relating to the Rights Offering is expected to be completed on June 28, 2022.

Advisors:

Millicom has appointed Goldman Sachs International (“Goldman Sachs”), J.P. Morgan Securities plc ("J.P. Morgan") and Nordea Bank Abp, filial i Sverige ("Nordea") as joint global coordinators and joint bookrunners (together, the "Joint Global Coordinators'') and DNB Markets, a part of DNB Bank ASA, Sweden Branch ("DNB Markets") and Morgan Stanley & Co. International plc ("Morgan Stanley") as joint bookrunners (DNB Markets and Morgan Stanley, together with the Joint Global Coordinators, the "Joint Bookrunners"). Advokatfirman Cederquist KB, Davis Polk & Wardwell LLP and Hogan Lovells (Luxembourg) LLP are the Company’s legal advisors for Swedish, US and Luxembourg law, respectively. Advokatfirman Vinge KB, Simpson Thacher & Bartlett LLP and Loyens & Loeff Luxembourg SARL are the Joint Bookrunners’ legal advisors for Swedish, US and Luxembourg law, respectively.

Important information:

This communication is not an offer to sell or the solicitation of an offer to buy any securities, and we will not offer or sell the securities referred to herein in any jurisdiction in which such offer or sale would be unlawful.

The information contained in this press release is not intended for, and must not be accessed by, or distributed or disseminated, directly or indirectly, in whole or in part, to persons resident or physically present in Australia, Canada, Hong Kong or Singapore or any other jurisdiction where such action is wholly or partially subject to legal restrictions, or would require additional prospectuses, registration or measures, or otherwise would be in conflict with the rules of such jurisdictions or could not be made without the application of exemptions in such jurisdictions. The information in the press release does not constitute an offer to acquire or subscribe for any securities in Millicom (the “Securities”) to any person in such jurisdictions. Any failure to comply with the restrictions may constitute a violation of applicable securities regulations.

The contents of this press release have been prepared by and are the sole responsibility of Millicom.

This press release does not constitute a prospectus within the meaning of Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”) and does not constitute an offer to acquire securities. Any offer to acquire the Securities in connection with the Swedish Offering will be made, and has been made, and any investor should make their investment, solely on the basis of information contained in the prospectus made available in connection with the Swedish Offering through Millicom’s website, subject to applicable jurisdictional restrictions.

Each of Goldman Sachs International, J.P. Morgan Securities plc and Morgan Stanley & Co. International plc is authorized by the Prudential Regulatory Authority (the “PRA”) and regulated in the United Kingdom by the PRA and the Financial Conduct Authority (the “FCA”). The Joint Bookrunners are acting exclusively for Millicom and no-one else in connection with the Rights Offering, and will not regard any other person as their respective clients in relation to the Rights Offering and will not be responsible to anyone other than Millicom for providing the protections afforded to their respective clients nor for providing advice in relation to the Rights Offering or any other matters referred to in this press release.

Important Information for Readers in the United States

The offering referred to in this press release has been and will be made only by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Millicom has filed a registration statement (including a prospectus) with the SEC on March 1, 2022 covering, among other things, the rights offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, together with the related prospectus supplement dated May 18, 2022 and the documents incorporated by reference in the prospectus and prospectus supplement, as well as the other documents Millicom has filed with the SEC for more complete information about Millicom and the offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, to request a copy of the prospectus and related prospectus supplement, please contact Broadridge Corporate Issuer Solutions, Inc., Millicom’s agent for the U.S. common share rights offering, toll-free at +1 (888) 789-8409.

Important Information for Readers in the EEA

In any member state of the European Economic Area (“EEA”), other than Sweden, Norway, Denmark and Finland, this communication is only addressed to, and directed only at, “qualified investors” in that member state within the meaning of the Prospectus Regulation.

Important Information for Readers in the United Kingdom

In the United Kingdom, this communication and any other materials in relation to the Securities are for distribution only to, and are directed only at, “qualified investors” (as defined in the Prospectus Regulation as it forms part of the domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018) who are (i) persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”); (ii) persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Order; or (iii) persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”).

Any investment or investment activity to which this communication relates is available only to, and will be engaged in only with, relevant persons in the United Kingdom. In the United Kingdom, any person who is not a relevant person should not act or rely on this press release or any of its contents.

Important Information for Readers in Luxembourg

In Luxembourg this communication is only addressed to, and directed only at, “qualified investors” within the meaning of the Prospectus Regulation and the Luxembourg law on prospectuses for securities dated July 16, 2019.

Forward-Looking Statements

Statements included herein that are not historical facts, including without limitation statements concerning future strategy, plans, objectives, expectations and intentions, projected financial results, liquidity, growth and prospects, are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time.

In the event such risks or uncertainties materialize, Millicom’s results could be materially adversely affected. In particular, there is uncertainty about the spread of the COVID-19 virus and the impact it may have on Millicom's operations, the demand for Millicom's products and services, global supply chains and economic activity in general. The risks and uncertainties include, but are not limited to, the following:

•	global economic conditions and foreign exchange rate fluctuations as well as local economic conditions in the markets we serve, which can be impacted by geopolitical developments outside of our principal geographic markets, such as the armed conflict between Russia and the Ukraine and related sanctions;

•	potential disruption due to diseases, pandemics, political events, piracy or acts by terrorists, including the impact of the outbreak of the COVID-19 virus and the ongoing efforts throughout the world to contain it;

•	telecommunications usage levels, including traffic, customer growth and the accelerated transition from traditional to digital services as a result of the COVID-19 pandemic;

•	competitive forces, including pricing pressures, the ability to connect to other operators’ networks and our ability to retain market share in the face of competition from existing and new market entrants as well as industry consolidation;

•	the achievement of our operational goals, financial targets and strategic plans, including the acceleration of cash flow growth, the reduction in net leverage, the expansion of our fixed broadband network, and the implementation of a share repurchase program and environmental, social and governance standards;

•	legal or regulatory developments and changes, or changes in governmental policy, including with respect to the availability of spectrum and licenses, the level of tariffs, laws and regulations which require the provision of services to customers without charging or the ability to disconnect such services during the COVID-19 pandemic, tax matters, the terms of interconnection, customer access and international settlement arrangements;

•	our ability to grow our mobile financial services business in our Latin American markets;

•	adverse legal or regulatory disputes or proceedings;

•	the success of our business, operating and financing initiatives and strategies, including partnerships and capital expenditure plans;

•	our expectations regarding the growth in fixed broadband penetration rates and the return that our investment in broadband networks will yield;

•	the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, the successful deployment of new systems and applications to support new initiatives;

•	our ability to create new organizational structures for the Tigo Money and Towers businesses and manage them independently to enhance their value;

•	relationships with key suppliers and costs of handsets and other equipment;

•	our ability to successfully pursue acquisitions, investments or merger opportunities, integrate any acquired businesses in a timely and cost-effective manner and achieve the expected benefits of such transactions;

•	the availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements;

•	technological development and evolving industry standards, including challenges in meeting customer demand for new technology and the cost of upgrading existing infrastructure;

•	the capacity to upstream cash generated in operations through dividends, royalties, management fees and repayment of shareholder loans; and

•	other factors or trends affecting our financial condition or results of operations.

A further list and description of risks, uncertainties and other matters can be found under the heading “Risk Factors” in Item 1 of Millicom’s Report on Form 6-K, filed with the SEC on May 10, 2022, and in Millicom’s subsequent SEC filings, all of which are available at www.sec.gov. To the extent COVID-19 adversely affects Millicom's business and financial results, it may also have the effect of heightening many of the risks described in its filings.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by applicable law, we do not undertake any obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

Information to Distributors

Solely for the purposes of the product governance requirements contained within (a) EU Directive 2014/65/EU on markets in financial instruments, as amended ("MiFID II"); (b) articles 9 and 10 of Commission Delegated Directive (EU) 2017/593 supplementing MiFID II; (c) local implementing measures (the “EEA Product Governance Requirements”) and (d) Chapter 3 of the FCA Handbook Product Intervention and Product Governance Sourcebook and/or any equivalent requirements elsewhere to the extent determined to be applicable (the “UK Product Governance Requirements” and together with the EEA Product Governance Requirements, the "Product Governance Requirements"), and disclaiming all and any liability, whether arising in tort, contract or otherwise, which any “manufacturer” (for the purposes of the Product Governance Requirements) may otherwise have with respect thereto, the Securities have been subject to a product approval process, which has determined that such Securities are: (i) compatible with an end target market of retail clients and investors who meet the criteria of professional clients and eligible counterparties, each as defined in MiFID II or Chapter 3 of the FCA Handbook Conduct of Business Sourcebook (“COBS”), as applicable; and (ii) eligible for distribution through all permitted distribution channels (the “Target Market Assessment”). Notwithstanding the Target Market Assessment, distributors (for the purposes of the Product Governance Requirements) should note that: the price of the Securities may decline and investors could lose all or part of their investment; the Securities offer no guaranteed income and no capital protection; and an investment in the Securities is compatible only with investors who do not need a guaranteed income or capital protection, who (either alone or in conjunction with an appropriate financial or other adviser) are capable of evaluating the merits and risks of such an investment and who have sufficient resources to be able to bear any losses that may result therefrom. The Target Market Assessment is without prejudice to any contractual, legal or regulatory selling restrictions in relation to the Rights Offering. Furthermore, it is noted that, notwithstanding the Target Market Assessment, the Joint Bookrunners will only procure investors who meet the criteria of professional clients and eligible counterparties.

For the avoidance of doubt, the Target Market Assessment does not constitute: (a) an assessment of suitability or appropriateness for the purposes of MiFID II or Chapters 9A or 10A respectively of COBS; or (b) a recommendation to any investor or group of investors to invest in, or purchase, or take any other action whatsoever with respect to the Securities.

Each distributor is responsible for undertaking its own target market assessment in respect of the Securities and determining appropriate distribution channels.

For further information, please contact:

Press: Karim Lesina, EVP Chief External Affairs Officer Yocasta Valdez, Group Manager Digital Media & Communications press@millicom.com	Investors: Michel Morin, VP Investor Relations Sarah Inmon, Director Investor Relations investors@millicom.com

About Millicom:

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile telecommunications services in Latin America. Through our TIGO® and Tigo Business® brands, we provide a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of March 31, 2022, Millicom employed approximately 20,000 people and provided mobile and fiber-cable services through its digital highways to around 50 million customers, with a fiber-cable footprint of close to 13 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg.